June 26, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director Matthew Crispino, Staff Attorney David Edgar, Staff Accountant Patrick Gilmore, Accounting Branch Chief

Re:	ServiceNow, Inc.
Registration Statement on Form S-1 (Registration No. 333-180486), as amended, and corresponding Registration Statement on Form 8-A (File No. 001-35580)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between June 19, 2012 and the date hereof, 9,184 copies of the Preliminary Prospectus dated June 19, 2012 were distributed to prospective underwriters, institutional investors and prospective dealers.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time on June 28, 2012 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. LLC

As Representative of the

Prospective Underwriters

By:	/s/ Cynthia Gaylor
	Name:	Cynthia Gaylor
	Title:	Managing Director

[Signature Page to Acceleration Request]